The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

<p style="text-align:center; color:red;">**SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2017**</p>

PRELIMINARY PROSPECTUS


2,000,000 Shares

celcuity

FUNCTIONAL CELLULAR ANALYSIS

Common Stock


This is the initial public offering of our common stock. We are offering 2,000,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price will be between $8.00 and $10.00 per share. We have applied to list our shares of common stock on The Nasdaq Capital Market under the symbol "CELC."

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be eligible for, and have decided to comply with, reduced public company disclosure requirements. See "Prospectus Summary — Implications of Being an Emerging Growth Company."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to us	$	$

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(1) In addition, we have agreed to reimburse the underwriter for certain expenses. See "Underwriting" for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

We have granted the underwriter an option for a period of 30 days from the date of this prospectus to purchase up to an additional 300,000 shares of common stock to cover over-allotments, if any.

Delivery of the shares of our common stock will be made on or about   , 2017, subject to customary closing conditions.


Craig-Hallum Capital Group

Prospectus dated   , 2017


IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion of revenue during our last fiscal year, we qualify as an emerging growth company as defined in the JOBS Act, and we may remain an emerging growth company for up to five years from the date of the first sale in this offering. However, if certain events occur prior to the end of such five-year period, including if we become a large accelerated filer, our annual gross revenue exceeds $1.0 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity interests. However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

LLC CONVERSION

Immediately prior to the effective time of the registration statement of which this prospectus is a part, we intend to convert from a Minnesota limited liability company into a Delaware corporation and change our name from Celcuity LLC to Celcuity Inc., which we refer to herein as the "LLC Conversion." In conjunction with the LLC Conversion:

- all of the outstanding units of Celcuity LLC will automatically be converted into an aggregate of 6,440,105 shares of our common stock, based on the relative ownership interests of the equity holders of Celcuity LLC prior to the closing of this offering, at a conversion ratio of 40 units of Celcuity LLC for one share of common stock of Celcuity Inc.;

- we will adopt and file a certificate of incorporation and certificate of conversion with the State of Delaware; and

- we will adopt and file a plan of conversion and articles of conversion with the State of Minnesota.

For more information on the LLC Conversion, see the discussion under "Certain Relationships and Related Party Transactions—LLC Conversion." See "Description of Capital Stock" for additional information regarding a description of our common stock following the LLC Conversion and the terms of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

While operating as a limited liability company, our outstanding equity was referred to as "units." In this prospectus for ease of comparison, we may refer to such units as our common stock for periods prior to the LLC Conversion, unless otherwise indicated in this prospectus. Similarly, unless otherwise indicated, we refer to members' equity in this prospectus as stockholders' equity.

OUR CORPORATE INFORMATION

We were originally formed as a Minnesota limited liability company. Immediately prior to the effective time of the registration statement of which this prospectus is a part, we intend to convert from a Minnesota limited liability company into a Delaware corporation and change our name from Celcuity LLC to Celcuity Inc. Our principal executive offices are located at 16305 36th Avenue N., Suite 450, Minneapolis, Minnesota 55446, and our telephone number is (763) 392-0123. Our website address is www.celcuity.com. We have included our website address in this prospectus as an inactive textual reference only. Information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Issuer	Celcuity Inc.
Common stock offered by us	2,000,000 shares
Over-allotment option	The underwriter has an option for a period of 30 days from the date of this prospectus to purchase up to 300,000 additional shares of our common stock to cover over-allotments, if any.
Common stock to be outstanding after this offering⁽¹⁾	9,370,939 shares (or 9,670,939 shares if the underwriter exercises its option to purchase additional shares in full).
Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $16.0 million, or approximately $18.6 million if the underwriter exercises its over-allotment option to purchase additional shares from us in full, assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering as follows:

- approximately $8.0 million to fund additional research and development for discovery of new cancer sub-types and development and validation of new CELx tests;

- approximately $4.0 million for clinical trials to support clinical claims;

- approximately $2.0 million to fund development of operational processes and capital expenditures; and

- approximately $2.0 million for working capital and other general corporate purposes.

	See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.
Dividend policy	We do not expect to pay any dividends or other distributions of our common stock in the foreseeable future. We currently intend to retain future earnings. See "Dividend Policy."
Risk factors	You should read the "Risk Factors" section of this prospectus and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed listing	We have applied to have our common stock listed on The Nasdaq Capital Market in connection with this offering.
Proposed Nasdaq Capital Market symbol	"CELC"

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(1) The number of shares of our common stock to be outstanding after this offering is based on 7,370,939 shares of our common stock outstanding as of June 30, 2017, after giving effect to: (1) the LLC Conversion; and (2) the conversion of our unsecured convertible promissory notes into shares of common stock as described in section entitled "Description of Capital Stock—Unsecured Convertible

Promissory Notes," using an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a closing date of September 21, 2017. The number of shares of our common stock to be outstanding after this offering excludes:

- 442,685 shares of common stock issuable upon the exercise of options granted as of June 30, 2017, with a weighted-average exercise price of $6.78 per share (after giving effect to the LLC Conversion);

- 103,864 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2017, with a weighted-average exercise price of $7.96 per share (after giving effect to the LLC Conversion);

- 138,958 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the automatic conversion of our unsecured convertible promissory notes, with an exercise price of $9.00 per share, as described in section titled "Description of Capital Stock—Unsecured Convertible Promissory Notes;"

- 100,000 shares of common stock issuable upon the exercise of the warrant that will be issued to the underwriter in connection with this offering, with an exercise price equal to 110% of the initial public offering price per share; and

-         shares of our common stock reserved for future issuance under our new Celcuity Inc. 2017 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes the following:

- our conversion to a Delaware corporation prior to the closing of this offering;

- the filing of our Delaware certificate of incorporation and adoption of our bylaws prior to the closing of this offering; and

- no exercise by the underwriter of its option to purchase additional shares of our common stock to cover over-allotments.

SUMMARY FINANCIAL DATA AND PRO FORMA FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, our selected historical financial data and certain pro forma financial data, as indicated therein. The statement of operations data for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from our audited financial statements that are included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2016 and 2017 and the Balance Sheet data as of June 30, 2017 are derived from the unaudited condensed financial statements included in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of financial statements set forth in those statements. Our historical results are not indicative of the results to be expected in the future and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2017, or any other period. The unaudited pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances.

The following summary financial data should be read in conjunction with, and are qualified in their entirety by reference to, "Use of Proceeds," "Capitalization," "Selected Financial Data and Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,		Six Months Ended June 30,	
	2015	2016	2016	2017
			(unaudited)	
Statements of Operations Data:				
Operating expenses:				
Research and development	$ 2,011,719	$ 3,064,762	$ 1,412,056	$ 2,212,629
General and administrative	250,091	263,664	131,417	386,963
Total operating expenses	2,261,810	3,328,426	1,543,473	2,599,592
Loss from operations	(2,261,810)	(3,328,426)	(1,543,473)	(2,599,592)
Other income (expense):				
Interest expense	—	—	—	(186,686)
Interest income	268	18,018	4,019	22,712
Total other income (expense)	268	18,018	4,019	(163,974)
Net loss	$(2,261,542)	$(3,310,408)	$(1,539,454)	$(2,763,566)
Net loss per share attributable to common stockholders—basic and diluted[1]	$ (0.39)	$ (0.52)	$ (0.25)	$ (0.43)
Weighted-average (WA) common shares outstanding used to compute net loss per unit attributable to common stock—basic and diluted[1]	5,843,317	6,313,089	6,181,660	6,440,105
Pro Forma Adjustments:[2][3]				
Pro forma adjustment for interest on convertible notes[4]		—	—	186,686
Pro forma net loss[5]		$(3,310,408)	$(1,539,454)	$(2,576,880)
WA common shares outstanding pro forma (unaudited):				
Pro forma WA common shares attributed to conversion of convertible notes[6]		—	—	292,276

	Years Ended December 31,		Six Months Ended June 30,	
	2015	2016	2016	2017
			(unaudited)	
Pro forma WA common shares outstanding used to compute net loss per share attributable to common stockholders—basic and diluted[(7)]		6,313,089	6,181,660	6,732,381
Pro forma net loss per share attributable to common stockholders—basic and diluted		$ (0.52)	$ (0.25)	$ (0.38)

(1) Net loss per share attributable to common stockholders—basic and diluted and weighted average (WA) shares of common stock outstanding are presented assuming the LLC Conversion described in "Certain Relationships and Related Party Transactions—LLC Conversion" has been effected and our outstanding equity units have been retrospectively converted into shares of common stock at a conversion ratio of 40 units for each share of common stock. Without giving effect to the LLC Conversion, the number of units outstanding as of December 31, 2015 and 2016 and June 30, 2016 and 2017 were 233,732,667, 252,523,542, 247,266,395, and 257,604,208, respectively, and the net loss per unit attributable to common members—basic and diluted was ($0.01) as of each such date.

(2) In accordance with Rule 11-02(c)(2)(i) of Regulation S-X, pro forma financial data for the year ended December 31, 2015 has been omitted.

(3) Pro forma after giving effect to the conversion of our unsecured convertible notes, which had a carrying value of $6,575,413 as of June 30, 2017, into common stock as described in the section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes," with an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(4) As the convertible notes were considered converted at the original issuance dates in 2017, recognized interest expense of $186,686 for the six-month period ended June 30, 2017 was removed for pro forma purposes.

(5) Celcuity, prior to the LLC Conversion, remains a limited liability company and is therefore considered a disregarded legal entity for income tax purposes. Accordingly, no provision for income taxes was included in the financial statements for the periods presented. On a pro forma basis, after giving effect to the LLC Conversion, (i) no income tax expense would be recorded as Celcuity had net losses for the applicable periods, and (ii) no income tax benefit would be recorded as any potential tax benefit would be fully offset by a valuation allowance.

(6) The pro forma weighted average common shares attributable to conversion of our convertible notes assumes the conversion of $8,337,500 principal amount into 926,389 shares of common stock at the beginning of the period presented, or the original issuance date, if later. The conversion of such notes is based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The assumed pro forma conversion of the convertible notes at the original issue date during 2017 increased the weighted average common shares outstanding by 292,276 for the six month period ended June 30, 2017.

(7) Pro forma WA common shares outstanding used to compute net loss per share attributable to common stockholders—basic and diluted is equal to the (WA) shares of common stock outstanding as of the date presented plus the pro forma WA common shares attributed to conversion of convertible notes. See notes (1) and (6) above.

	As of December 31,		As of June 30, 2017		
	2015	2016			Pro Forma[3] As Adjusted
	Actual	Actual	Actual	Pro Forma[2]	
			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:					
Cash and cash equivalents	$5,067,240	$5,856,348	$10,908,068	$10,908,068	$26,953,132
Total assets	5,300,025	6,056,977	11,686,950	11,686,950	27,430,284
Total current liabilities	283,604	445,359	776,954	776,954	500,288
Convertible notes	—	—	6,575,413	—	—
Total stockholders' equity[1]	5,016,421	5,611,618	4,334,583	10,909,996	$26,929,996

(1) Total stockholders' equity is presented assuming the LLC Conversion described in "Certain Relationships and Related Party Transactions—LLC Conversion" has been effected and our outstanding equity units have converted into shares of common stock at a conversion ratio of 40 units for each share of common stock.

(2) Pro forma after giving effect to the conversion of our unsecured convertible notes, which had a carrying value of $6,575,413 as of June 30, 2017, into common stock as described in the section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes," with an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(3) Pro forma as adjusted after giving effect to the sale of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors, combined with our stockholders who each owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 54% of our capital stock based on 9,370,939 shares of common stock outstanding, on a post-LLC Conversion and pro forma basis, as of September 21, 2017. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

- delay, defer or prevent a change in control;

- make changes to our management and the board of directors challenging for other stockholders; or

- impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire or may result in you obtaining a premium for your shares.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We previously have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Sections 404(a) or 404(b) of the Sarbanes-Oxley Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. If we cannot favorably assess the effectiveness of our internal control over financial reporting, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements causing us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the LLC Conversion may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors will be responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $16.0 million, or approximately $18.6 million if the underwriter exercises its option in full to purchase additional shares from us, based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $1.88 million, assuming the number of shares offered by us remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 shares in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $0.85 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our research and development activities, clinical studies, and commercial activities. We currently intend to use the net proceeds of this offering as follows:

- approximately $8.0 million to fund additional research and development for discovery of new cancer sub-types and development and validation of new CELx tests;

- approximately $4.0 million for clinical trials to support clinical claims;

- approximately $2.0 million to fund development of operational processes and capital expenditures; and

- approximately $2.0 million for working capital and other general corporate purposes.

The net proceeds are intended to support our research and development and efforts, the development of our operational processes, and the launch of our business development activities to pharmaceutical companies. The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of product development and commercialization may vary significantly depending on numerous factors, including the status, results and timing of the clinical trial for the CELx HSF Test that we intend to commence in late-2017 and our current nonclinical studies for additional diagnostic tests, as well as any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and our capitalization as of June 30, 2017, of:

- on an actual basis after retrospective adjustments to give effect to the LLC Conversion described in "Certain Relationships and Related Party Transactions—LLC Conversion";

- on a pro forma basis giving effect to the conversion of our unsecured convertible promissory notes into common stock as described in "Description of Capital Stock—Unsecured Convertible Promissory Notes," with an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed closing date of September 21, 2017; and

- on a pro forma as adjusted basis giving effect to the sale of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in "Use of Proceeds," "Selected Financial Data and Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2017		
	Actual	Pro Forma Note Conversion	Pro Forma As Adjusted[1]
	(In thousands, except for share and per share data; unaudited)		
Cash, cash equivalents and marketable securities (excluding restricted cash)	$ 10,908	$ 10,908	$ 26,953
Convertible notes[2]	6,575	—	—
Stockholder's Equity			
Common stock, $0.001 par value[3]	6	7	9
Additional paid-in capital[2]	15,424	21,998	38,016
Accumulated deficit	(11,095)	(11,095)	(11,095)
Total stockholders' equity	4,335	10,910	26,930
Total Capitalization	$ 10,910	$ 10,910	$ 26,930

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(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $1.88 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $0.85 million, assuming that the assumed initial public offering price, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock issued and outstanding as set forth in the table above excludes:

- 442,685 shares of common stock issuable upon the exercise of options granted as of June 30, 2017, with a weighted-average exercise price of $6.78 per share (after giving effect to the LLC Conversion);

- 103,864 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2017, with a weighted-average exercise price of $7.96 per share (after giving effect to the LLC Conversion);

- 138,958 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the automatic conversion of our unsecured convertible promissory notes, with an exercise price of $9.00 per share, as described in section titled "Description of Capital Stock—Unsecured Convertible Promissory Notes";

- 100,000 shares of common stock issuable upon the exercise of the warrant that will be issued to the underwriter in connection with this offering, with an exercise price equal to 110% of the initial public offering price per share; and

- shares of our common stock reserved for future issuance under our new Celcuity Inc. 2017 Stock Incentive Plan.

(2) In April and May 2017, we sold unsecured convertible promissory notes with an aggregate principal amount of $8,337,500, which upon the closing of this offering will convert into 930,834 shares of common stock and warrants to purchase an additional 138,958 shares of common stock, assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a closing date of September 21, 2017. We incurred $885,130 of third party offering costs related to the sale of the unsecured convertible promissory notes. In addition, we issued a warrant to the placement agent with a fair market value of $286,999. The net proceeds of $7,452,370 were allocated $6,388,655 and $1,063,715 to the unsecured convertible promissory notes and warrants (additional paid-in capital), respectively. A total debt discount of $1,948,846 will be amortized as interest expense over the life of the convertible notes. Upon conversion of the unsecured convertible promissory notes at the closing of this offering, the net carrying value of the unsecured convertible promissory notes at that time will be converted to common stock (par value) and additional paid-in capital. For pro forma statements of operations data, see the section entitled "Selected Financial Data and Pro Forma Financial Data" of this prospectus.

(3) As of June 30, 2017, we had 6,440,105 shares issued and outstanding after giving effect to the LLC Conversion; 7,370,939 shares issued and outstanding (Pro Forma (Note Conversion)); 9,370,939 shares issued and outstanding (Pro Forma As Adjusted).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value as of June 30, 2017 was approximately $4.0 million, or $0.63 per share of common stock, based on 6,440,105 shares of common stock outstanding as of such date after giving effect to the LLC Conversion. Investors participating in this offering will incur immediate and substantial dilution.

After giving effect to the conversion of our unsecured convertible promissory notes into common stock in connection with this offering as described in "Description of Capital Stock—Unsecured Convertible Promissory Notes," with an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed closing date of September 21, 2017, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been approximately $10.6 million, or $1.44 per share.

After further giving effect to (1) the pro forma adjustment described above; and (2) our receipt of approximately $16.0 million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2017, would have been approximately $26.6 million, or $2.84 per share. This amount represents an immediate increase in net tangible book value of $1.40 per share of our common stock to existing equity holders and an immediate dilution in net tangible book value of $6.16 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$9.00
Historical net tangible book value per share as of June 30, 2017 after giving effect to the LLC Conversion	$0.63	
Pro forma increase in net tangible book value per share attributable to conversion of unsecured convertible promissory notes	$0.81	
Pro forma net tangible book value per share as of June 30, 2017	$1.44	
Pro forma increase in net tangible book value per share attributable to new investors	$1.40	
Pro forma as adjusted net tangible book value per share after this offering		$2.84
Dilution per share to new investors purchasing common stock in this offering		$6.16

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value as of June 30, 2017 by $0.02 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $1.88 million, or by $0.23 per share, and the dilution to new investors in this offering by $0.77 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 100,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value after this offering by approximately $0.85 million, or by $0.06 per share, and the dilution per share to new investors purchasing common stock in this offering by $0.06 per share, assuming an initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 100,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value after this offering by approximately $0.85 million, or by $0.06 per share, and the dilution per share to new investors purchasing common stock in this offering by $0.06 per share, assuming an initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter exercises its option to purchase additional shares in full in this offering, the pro forma as adjusted net tangible book value after this offering would be $3.02 per share, the increase in pro forma net tangible book value to existing stockholders would be $1.58 per share, and the dilution per share to new investors would be $5.98 per share, in each case assuming an initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2017, after giving effect to the pro forma adjustments noted above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders	7,370,939	78.7%	$23,081,433	56.2%	$3.13
New investors	2,000,000	21.3	18,000,000	43.8	9.00
Total	9,370,939	100%	$41,081,433	100%	$4.38

The number of shares of our common stock outstanding immediately following this offering is based on 6,440,105 shares of our common stock outstanding as of June 30, 2017 and giving effect to the pro forma transactions described above. This number excludes:

- 442,685 shares of common stock issuable upon the exercise of options granted as of June 30, 2017, with a weighted-average exercise price of $6.78 per share (after giving effect to the LLC Conversion);

- 103,864 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2017, with a weighted-average exercise price of $7.96 per share (after giving effect to the LLC Conversion);

- 138,958 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the automatic conversion of our unsecured convertible promissory notes, with an exercise price of $9.00 per share, as described in section titled "Description of Capital Stock—Unsecured Convertible Promissory Notes";

- 100,000 shares of common stock issuable upon the exercise of the warrant that will be issued to the underwriter in connection with this offering, with an exercise price equal to 110% of the initial public offering price per share; and

-            shares of our common stock reserved for future issuance under our new Celcuity Inc. 2017 Stock Incentive Plan.

If the underwriter exercises its option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 76.2% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 2,300,000, or approximately 23.8% of the total number of shares of common stock outstanding after the offering.

To the extent that any of the outstanding options or warrants to purchase shares of our common stock are exercised, new investors may experience further dilution. In addition, we may issue additional shares of common stock, other equity securities or convertible debt securities in the future, which may cause further dilution to new investors in this offering.

SELECTED FINANCIAL DATA AND PRO FORMA FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, our selected historical financial data and certain pro forma financial data, as indicated therein. The statement of operations data for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from our audited financial statements that are included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2016 and 2017 and the Balance Sheet data as of June 30, 2017 are derived from the unaudited condensed financial statements included in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of financial statements set forth in those statements. Our historical results are not indicative of the results to be expected in the future and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2017, or any other period. The unaudited pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances.

You should read this information together with our financial statements and the related notes, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,		Six Months Ended June 30,	
	2015	2016	2016	2017
			(unaudited)	
Statements of Operations Data:				
Operating expenses:				
Research and development	$ 2,011,719	$ 3,064,762	$ 1,412,056	$ 2,212,629
General and administrative	250,091	263,664	131,417	386,963
Total operating expenses	2,261,810	3,328,426	1,543,473	2,599,592
Loss from operations	(2,261,810)	(3,328,426)	(1,543,473)	(2,599,592)
Other income (expense):				
Interest expense	—	—	—	(186,686)
Interest income	268	18,018	4,019	22,712
Total other income (expense)	268	18,018	4,019	(163,974)
Net loss	$(2,261,542)	$(3,310,408)	$(1,539,454)	$(2,763,566)
Net loss per share attributable to common stockholders—basic and diluted[1]	$ (0.39)	$ (0.52)	$ (0.25)	$ (0.43)
Weighted-average (WA) common shares outstanding used to compute net loss per unit attributable to common stock—basic and diluted[1]	5,843,317	6,313,089	6,181,660	6,440,105
Pro Forma Adjustments:[2][3]				
Pro forma adjustment for interest on convertible notes[4]		—	—	186,686
Pro forma net loss[5]		$(3,310,408)	$(1,539,454)	$(2,576,880)
WA common shares outstanding pro forma (unaudited):				
Pro forma WA common shares attributed to conversion of convertible notes[6]		—	—	292,276
Pro forma WA common shares outstanding used to compute net loss per share attributable to common stockholders—basic and diluted[7]		6,313,089	6,181,660	6,732,381
Pro forma net loss per share attributable to common stockholders—basic and diluted		$ (0.52)	$ (0.25)	$ (0.38)

(1) Net loss per share attributable to common stockholders—basic and diluted and weighted average (WA) shares of common stock outstanding are presented assuming the LLC Conversion described in "Certain Relationships and Related Party Transactions—LLC Conversion" has been effected and our outstanding equity units have been retrospectively converted into shares of common stock at a conversion ratio of 40 units for each share of common stock. Without giving effect to the LLC Conversion, the number of units outstanding as of December 31, 2015 and 2016 and June 30, 2016 and 2017 were 233,732,667, 252,523,542, 247,266,395, and 257,604,208, respectively, and the net loss per unit attributable to common members—basic and diluted was ($0.01) as of each such date.

(2) In accordance with Rule 11-02(c)(2)(i) of Regulation S-X, pro forma financial data for the year ended December 31, 2015 has been omitted.

(3) Pro forma after giving effect to the conversion of our unsecured convertible notes, which had a carrying value of $6,575,413 as of June 30, 2017, into common stock as described in the section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes," with an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(4) As the convertible notes were considered converted at the original issuance dates in 2017, recognized interest expense of $186,686 for the six-month period ended June 30, 2017 was removed for pro forma purposes.

(5) Celcuity, prior to the LLC Conversion, remains a limited liability company and is therefore considered a disregarded legal entity for income tax purposes. Accordingly, no provision for income taxes was included in the financial statements for the periods presented. On a pro forma basis, after giving effect to the LLC Conversion, (i) no income tax expense would be recorded as Celcuity had net losses for the applicable periods, and (ii) no income tax benefit would be recorded as any potential tax benefit would be fully offset by a valuation allowance.

(6) The pro forma weighted average common shares attributable to conversion of our convertible notes assumes the conversion of $8,337,500 principal amount into 926,389 shares of common stock at the beginning of the period presented, or the original issuance date, if later. The conversion of such notes is based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The assumed pro forma conversion of the convertible notes at the original issue date during 2017 increased the weighted average common shares outstanding by 292,276 for the six month period ended June 30, 2017.

(7) Pro forma WA common shares outstanding used to compute net loss per share attributable to common stockholders—basic and diluted is equal to the (WA) shares of common stock outstanding as of the date presented plus the pro forma WA common shares attributed to conversion of convertible notes. See notes (1) and (6) above.

	As of December 31,		As of June 30, 2017		
	2015	2016			Pro Forma[3] As Adjusted
	Actual	Actual	Actual	Pro Forma[2]	
			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:					
Cash and cash equivalents	$5,067,240	$5,856,348	$10,908,068	$10,908,068	$26,953,132
Total assets	5,300,025	6,056,977	11,686,950	11,686,950	27,430,284
Total current liabilities	283,604	445,359	776,954	776,954	500,288
Convertible notes	—	—	6,575,413	—	
Total stockholders' equity[1]	5,016,421	5,611,618	4,334,583	10,909,996	$26,929,996

_____

(1) Total stockholders' equity is presented assuming the LLC Conversion described in "Certain Relationships and Related Party Transactions—LLC Conversion" has been effected and our outstanding equity units have converted into shares of common stock at a conversion ratio of 40 units for each share of common stock.

(2) Pro forma after giving effect to the conversion of our unsecured convertible notes, which had a carrying value of $6,575,413 as of June 30, 2017, into common stock as described in the section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes," with an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(3) Pro forma as adjusted after giving effect to the sale of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Cedar Point Capital

Mr. Nigon, a member of our board of directors, is a broker with Cedar Point Capital, LLC, or Cedar Point. Since January 1, 2016, we have (1) paid Cedar Point $1,653,666 in cash as placement agent commissions in connection with the private placements of an aggregate $8,431,664 of our common units representing membership interests and an aggregate $8,337,500 of our unsecured convertible promissory notes, and (2) in connection with such private placements, issued to Cedar Point warrants to purchase an aggregate 4,154,530 of our common units representing membership interests with a weighted average exercise price of $0.20 per unit, which would be approximately 103,864 shares at a weighted-average exercise price of $7.96 per share on a post-LLC Conversion basis. Mr. Nigon is a Senior Vice President of Cedar Point, but is not a director, executive officer or equity owner of Cedar Point.

Sale of Unsecured Convertible Promissory Notes

Since January 1, 2016, Mr. Nigon, a member of our board of directors, and his immediate family members purchased our unsecured convertible promissory notes in the aggregate principal amount of $360,478. As further described in the section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes," these notes will convert into 40,251 shares of common stock in connection with this offering," and Mr. Nigon and his immediately family members will receive warrants to purchase an aggregate of 6,010 shares of our common stock in connection with conversion of such notes.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and our bylaws to be in effect upon completion of this offering will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see "Executive and Director Compensation—Limitations on Liability and Indemnification Matters."

Investors' Rights Agreements and Member Control Agreement

We have entered into investors' rights agreements and a member control agreement with holders of our common units (pre-LLC Conversion), including Mr. Sullivan, Chairman of the Board, Chief Executive Officer, and member of our board of directors; Dr. Laing, our Chief Science Officer, Vice President, Secretary and member of our board of directors; Richard J. Nigon, a member of our board of directors; and Brightstone Venture Capital Fund, LP, an entity whose general partner is Mr. David F. Dalvey, a member of our board of directors.

Under the investors' rights agreements, these stockholders are entitled to preemptive rights that allow them certain rights to participate when we issue new securities, such as the common stock issued pursuant to this offering. Such rights will be waived in connection with this offering and the investors' rights agreements will automatically terminate in connection with this offering.

Under the member control agreement, these stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. These rights to be waived by all stockholders. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

LLC Conversion

We were originally formed as a Minnesota limited liability company. Immediately prior to the effective time of the registration statement of which this prospectus is a part, we intend to convert from a Minnesota limited liability company into a Delaware corporation and change our name from Celcuity LLC to Celcuity Inc., which we refer to herein as the "LLC Conversion." In conjunction with the LLC Conversion:

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 1, 2017, and as adjusted to reflect the sale of common stock in this offering, for:

- each of our directors;

- each of our named executive officers;

- all of our current directors and executive officers as a group; and

- each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

Ownership information provided below assumes no exercise of the underwriter's over-allotment option.

The columns entitled "Shares Beneficially Owned" and "Percentage of Common Stock Beneficially Owned Prior to Offering" are based on 7,370,939 shares of our common stock outstanding as of September 1, 2017, after giving effect to (1) the LLC Conversion and (2) the issuance of 930,834 shares of common stock upon conversion of our unsecured convertible promissory notes as described in the section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes," based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed closing date of September 21, 2017. The column entitled "Percentage of Common Stock Beneficially Owned After Offering" is based on 9,370,939 shares of our common stock to be outstanding immediately after this offering, after giving effect to (1) the LLC Conversion, (2) the issuance of 930,834 shares of common stock upon conversion of our unsecured convertible promissory notes as described above, and (3) the sale of 2,000,000 shares of common stock in this offering. The table below does not reflect any shares of common stock that those listed in the table may purchase in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including the right to acquire beneficial ownership of that security within 60 days, including through outstanding options and warrants that are exercisable within 60 days of September 1, 2017. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of September 1, 2017 are deemed to be beneficially owned by the persons possessing those rights and are treated as outstanding for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Except as indicated in the footnotes below, each of the beneficial owners named in the table below has, and upon completion of this offering will have, to our knowledge, sole voting and investment power with respect to all shares of common stock listed as beneficially owned by him or her, except for shares owned jointly with that person's spouse. Unless otherwise indicated, the address for each of the stockholders in the table below is Celcuity Inc., 16305 36th Avenue N., Suite 450, Minneapolis, MN 55446.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned	
		Prior to Offering[1]	After Offering[2]
5% Stockholders			
The Globe Resources Group, LLC[3]	680,556	9.2%	7.3%
Directors and Named Executive Officers			
Brian F. Sullivan[4]	2,777,274	37.6%	29.6%
Vicky Hahne	—	—	—
Lance G. Laing[4]	1,266,125	17.1%	13.5%
Maureen Cronin	—	—	—
David F. Dalvey[5]	250,000	3.4%	2.7%
Richard J. Nigon [4]	79,563	1.1%	0.8%
All Directors and Executive Officers as a Group (6 persons)[4]	4,372,962	58.8%	46.4%

_____

(1) Applicable percentage ownership prior to this offering is based on 7,370,939 shares of common stock plus, for each individual, any securities that individual has the right to acquire within 60 days of September 1, 2017.

(2) Applicable percentage ownership after this offering is based on 9,370,939 shares of common stock plus, for each individual, any securities that individual has the right to acquire within 60 days of September 1, 2017.

(3) The address of The Globe Resources Group, LLC is 8301 E. 21st Street North, Suite 420, Wichita, KS 67206.

(4) The beneficial ownership reported in the table includes shares of common stock the beneficial owners have the right to acquire within 60 days of September 1, 2017 upon the exercise of stock options or warrants as follows: Mr. Sullivan, 21,500 shares; Mr. Laing, 16,125 shares; Mr. Nigon, 23,149 shares; and all Directors and Executive Officers as a Group, 60,774 shares.

(5) Mr. Dalvey's beneficial ownership includes 250,000 shares of common stock owned by Brightstone Venture Capital Fund, LP, of which Mr. Dalvey is the General Partner.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of the LLC Conversion and this offering, our certificate of incorporation will authorize us to issue up to 45,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws to be in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Our outstanding unsecured convertible promissory notes (discussed below), will automatically convert into common stock in connection with the completion of this offering, with a conversion price equal to the price per share in this offering. On a pro forma basis as of June 30, 2017, assuming the effectiveness of the LLC Conversion and the conversion of outstanding unsecured convertible promissory notes with a conversion price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), there were 7,370,939 shares of our common stock issued, held by approximately 112 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

COMMON STOCK

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividend Rights

Holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Rights and Preferences

Holders of our common stock will have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Right to Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

UNSECURED CONVERTIBLE PROMISSORY NOTES

In connection with two private placements, we have issued to investors unsecured convertible promissory notes, or Notes, in the aggregate principal amount of $8,337,500. The Notes carry interest at a rate of 1.25% per annum and the principal and accrued interest will be automatically converted into equity securities upon the closing of a qualified financing, which is an offering of our equity securities from which we receive gross proceeds of at least $5,000,000 (not including the amount of Notes that are converted upon the closing of such qualified financing). The conversion price of the Notes will be equal to the price at which the equity securities are sold in the qualified financing.

In addition, upon conversion of the Notes, each Note holder will be entitled to receive, in addition to the equity securities issuable upon conversion of the Note, a seven-year warrant to purchase additional equity securities of the same class and series issued upon conversion of the Note. The aggregate warrant exercise price will be equal to 15% of the principal amount of the Note purchased by the Note holder. The exercise price per warrant share will be equal to the conversion price of the Note (i.e., the price at which the equity securities are sold in the qualified financing). The number of warrant shares will be equal to aggregate warrant exercise price divided by the exercise price per warrant share.

This offering will be considered a qualified financing. As such, based on an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a closing date of September 21, 2017, the Notes will convert into an aggregate of 930,834 shares of our common stock and our Note holders will receive seven-year warrants to purchase an aggregate of 138,958 shares of our common stock. A $1.00 decrease in the assumed initial public offering price of $9.00 per share would increase the number of shares of common stock issuable upon conversion of our Notes by 116,354 shares and increase the number of shares of common stock issuable upon exercise of the warrants to be issued in connection with the Note conversion by 17,370 shares. A $1.00 increase in the assumed initial public offering price of $9.00 per share would decrease the number of shares of common stock issuable upon conversion of our Notes by 93,083 shares and decrease the number of shares of common stock issuable upon exercise of the warrants to be issued in connection with the Note conversion by 13,896 shares.

PREFERRED STOCK

Upon the completion of this offering, our board or directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors will be authorized to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board or directors will be able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of the company, which might harm the market price of our common stock. See also "Anti-Takeover and Other Protective Provisions" below.

Our board of directors will make any determination to issue such shares based on its judgment as to the company's best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

OPTIONS AND WARRANTS

Options

As of June 30, 2017, on a post-LLC Conversion basis, we had outstanding options to purchase an aggregate of 442,685 shares of our common stock, with a weighted-average exercise price of $6.78 per share.

Warrants

As of June 30, 2017, on a post-LLC Conversion basis, we had outstanding warrants to purchase an aggregate of 103,864 shares of our common stock, with a weighted-average exercise price of $7.96 per share. All outstanding warrants have 10-year terms and expire between January 14, 2026 and May 17, 2027.

In addition, in connection with the closing of this offering and the automatic conversion of our Notes, holders of our Notes will be issued seven-year warrants to purchase an aggregate 138,958 shares with a per-share exercise price of $9.00. See the subsection entitled "Unsecured Convertible Promissory Notes" above. We will also issue a warrant to purchase 100,000 shares of our common stock to the underwriter in connection with the closing of this offering. The number of shares of common stock issuable upon exercise of the warrant will be increased by up to 15,000 shares if the overallotment option is exercised by the underwriter. The underwriter's warrant will have a five-year term and an exercise price that is 110.0% of the public offering price per share in this offering.

Piggyback Registration Rights

We have entered into a member control agreement with holders of our common units (pre-LLC Conversion) that provides our equity holders with the right to have their post-LLC Conversion stock registered in connection with the company registering any of its securities under the Securities Act, for its own account or the account of any of its securities holders. The registration rights apply to (1) affiliates, and (2) non-affiliates that hold common units that are not eligible for resale under Rule 144 of the Securities Act. Because all of our non-affiliate equity members hold common units that are eligible for resale under Rule 144, only our affiliates have such registration rights in connection with this offering. On a post-LLC Conversion basis, our affiliates hold 4,276,402 shares of common stock with these piggyback registration rights and we expect all such affiliates will waive such rights for this offering.

If we register any of our securities for public sale in another offering, holders of registrable securities will have the right to include their shares in the registration statement. This may include non-affiliates if their stock is not then eligible for resale under Rule 144. The registration rights do not apply to any registration on Form S-8 or similar limited-purpose form of registration statement effected solely to implement an employee benefit plan or any registration on Form S-4 or similar limited purpose form of registration statement effected solely to implement an acquisition approved by our equity holders.

The underwriter of any underwritten offering will have the right to limit the number of shares registered by holders if the underwriter determines that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among the holders of registration rights, according to the total amount of securities entitled to be included by each holder.

Expenses of Registration Rights

We generally will pay all expenses related to the registrations, other than expenses solely attributed to the registration of the holders' registrable securities, such as underwriting discounts and commissions.

ANTI-TAKEOVER AND OTHER PROTECTIVE PROVISIONS

The provisions of Delaware law and our certificate of incorporation and our bylaws to be in effect following the completion of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of the company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

- prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding a total of 9,370,939 shares of our common stock (or 9,670,939 shares if the underwriters' option to purchase additional shares is exercised in full), based on our outstanding shares as of June 30, 2017, after giving effect to the LLC Conversion and assuming (1) the issuance of 2,000,000 shares of common stock in this offering; and (2) all principal and accrued interest on our outstanding Notes is converted into 930,834 shares of common stock as described in section entitled "Description of Capital Stock—Unsecured Convertible Promissory Notes." All of the shares sold in this offering (plus any shares sold as a result of the underwriters' exercise of their option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining 7,370,939 shares of common stock to be outstanding after this offering will be "restricted securities" under Rule 144. All of these restricted securities will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to lock-up agreements. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 or otherwise under the Securities Act.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

RULE 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 93,709 shares, based on the number of shares of our common stock outstanding upon completion of this offering (or 96,709 shares if the underwriter exercises its over-allotment option in full); or

- the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, 3,101,875 shares of our common stock will be eligible for sale under Rule 144, assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

RULE 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

LOCK-UP AGREEMENTS

We expect that our officers, directors, and stockholders will enter into an agreement that, without the prior written consent of the underwriter, they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under "Underwriting."

FORM S-8 REGISTRATION STATEMENT

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our current equity incentive plan. We expect to file these registration statements, as applicable, as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the shares of our common stock that were subject to stock options outstanding as of June 30, 2017, options to purchase 166,288 shares of common stock were vested as of June 30, 2017. Shares of our common stock underlying outstanding options will not be eligible for sale until expiration of the 180 day lock-up and market standoff agreements to which they are subject.

REGISTRATION RIGHTS

We have granted piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see "Description of Capital Stock—Registration Rights."

UNDERWRITING

The underwriter named below has agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. Craig-Hallum Capital Group LLC is the sole book-running manager for the offering.

Underwriter	Number of Shares
Craig-Hallum Capital Group LLC	2,000,000
Total	2,000,000

The underwriter has advised us that it proposes to offer the shares of common stock to the public at a price of $ per share. The underwriter proposes to offer the shares of common stock to certain dealers at the same price less a concession of not more than $ per share. After the offering, these figures may be changed by the underwriter.

The shares sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about   , 2017, subject to customary closing conditions. The underwriter may reject all or part of any order.

We have granted to the underwriter an option to purchase up to an additional 300,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriter may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriter exercises the option, the underwriter will become obligated, subject to certain conditions, to purchase the shares for which it exercises the option.

COMMISSIONS AND DISCOUNTS

The table below summarizes the underwriting discounts that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $275,000 of the fees and expenses of the underwriter, which may include the fees and expenses of counsel to the underwriter. In connection with the successful completion of this offering, for the price of $50, the underwriter may purchase a warrant to purchase shares of our common stock equal to 5.0% of the shares sold in this offering at an exercise price that is 110.0% of the public offering price per share in this offering; *provided* that the underwriter will only receive such warrants relating to the over-allotment option upon the closing (if any) of the over-allotment option. The warrants are exercisable during the period commencing on the date of the prospectus and ending five years from the date of this prospectus. The warrants may not be sold during this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants, or the shares acquirable upon exercise thereof, by any person for a period of 180 days immediately following the effective date of this registration statement, except as provided in paragraph (g)(2) of Rule 5110 of FINRA.

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms' length negotiation between us and the underwriter.

	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts, will be $900,000. This includes $275,000 of fees and expenses of the underwriter. These expenses are payable by us.

2,000,000 Shares

celcuity

FUNCTIONAL CELLULAR ANALYSIS

Common Stock

PROSPECTUS

Craig-Hallum Capital Group

, 2017

Until   , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.